                                                                 Dwain A. Newman




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                Amendment No. 4


                   Under the Securities Exchange Act of 1934


                          National Home Centers, Inc.
                          ---------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)


                                  636-376-105
                                  -----------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following pages)

                               Page 1 of 5 Pages

                                 SCHEDULE 13G


CUSIP No. 636-376-105                                          Page 2 of 5 Pages


1.   Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person


     Dwain A. Newman

2.   Check the appropriate box if a member of a group


                                                                (a)  [ ]

                                                                (b)  [X]

3.   SEC USE ONLY


4.   Citizenship or Place of Organization


     United States of America

                        [   5.   Sole Voting Power  -           4,466,264

Number of Shares        [   6.   Shared Voting Power -         26,546 /1/
Beneficially Owned
By Each Reporting       [   7.   Sole Dispositive Power -       4,466,264
Person With
                        [   8.   Shared Dispositive Power -    26,546 /1/


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,492,810

10.  Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

     Not Applicable                                                  [ ]

11.  Percent of Class Represented by Amount in Row 9


     62.9%



     /1/ 13,046 shares owned of record by Glenda R. Newman, Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership. 3,500 shares owned of record by Dwain A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain
A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership. 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

                                 SCHEDULE 13G


CUSIP No. 636-376-105                                          Page 3 of 5 Pages

12.  Type of Reporting Person
     IN

Item 1(a). Name of Issuer

                National Home Centers, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices

                Highway 265 North
                Springdale, Arkansas  72756

Item 2(a). Name of Person Filing

                Dwain A. Newman

Item 2(b). Address of Principal Business Office or, if None, Residence

                Highway 265 North
                Springdale, Arkansas  72756

Item 2(c). Citizenship

                United States of America

Item 2(d). Title of Class of Securities

                Common Stock, $.01 par value

Item 2(e). CUSIP No.

                636-376-105

Item 3.         Not Applicable

Item 4.         Ownership

                (a)  Amount Beneficially Owned:  4,492,810 shares /(1)/

---------------------
/(1)/ 13,046 shares owned of record by Glenda R. Newman, Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership. 3,500 shares owned of record by Dwain A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership. 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

                                 SCHEDULE 13G
CUSIP No. 636-376-105                                          Page 4 of 5 Pages

                (b)     Percent of Class:  62.9%

                (c)     Number of shares as to which such person has:

                        (i)     sole power to vote or to direct the vote -
                                4,466,264

                        (ii) shared power to vote or to direct the vote - 26,546/(1)/

                        (iii) sole power to dispose or to direct the disposition of - 4,466,264

                        (iv) shared power to dispose or to direct the disposition of - 26,546/(1)/

Item 5.         Ownership of Five Percent or Less of a Class

                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another
                Person

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                Not Applicable

Item 8.         Identification and Classification of Members of the Group

                Not Applicable

________________________________________________________________________________

/(1)/ 13,046 shares owned of record by Glenda R. Newman, Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership. 3,500 shares owned of record by Dwain A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain
A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership. 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

                                 SCHEDULE 13G

CUSIP No. 636-376-105                                        Page 5 of 5 pages

Item 9.         Notice of Dissolution of Group

                Not Applicable

Item 10.        Certification

                Not Applicable

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    2-19-98
                                         ---------------------------------
                                         Date


                                         /s/ Dwain A. Newman
                                         ---------------------------------
                                         Dwain A. Newman
                                         Chairman, Chief Executive Officer
                                         And President